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December 21, 2005


Regina Balderas,
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

Telecopier Number: 202-772-9368


RE: HINES HORTICULTURE, INC.

Dear Ms. Balderas:

I have received your letter dated December 21, 2005 regarding your review and comments of our filings Form 10-K for Fiscal Year Ended December 31, 2004 and Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005.

This letter is to confirm that based on our phone conversation today you have accepted our request for an extension until January 20, 2006 to respond to your comments. The extension is requested solely because of the minimal staff availability we have due to the Holidays.

If you have any questions please do not hesitate to call me at 949-936-8122.



Sincerely,


/s/ Claudia M. Pieropan

Claudia M. Pieropan
Chief Financial Officer




Cc:      Jill S. Davis, Branch Chief